SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of June, 2015

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

Publicly-Held Company Corporate Taxpayers’ ID No. 60.746.948/0001-12

Material Fact

The Board of Directors of Banco Bradesco S.A., in a meeting held today, approved the Board of Executive Officer’s proposal for the payment of interim dividends, related to the first half 2015, in the total amount of R$912 million, consisting of R$0.172629101 per common share and R$0.189892011 per preferred share.

The shareholders registered in the Company’s Books on this date shall be benefited. The Company’s shares will be traded “ex-right” on interim dividends as from June 23, 2015.

The payment shall be made on July 17, 2015 by the declared amount, with no Withholding Income Tax, pursuant to Article 10 of Law #9,249/95, as follows:

•     to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Those who do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their Individual Taxpayer’s ID, Identification Document and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled;

•     to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The dividends approved:

1.       represent, approximately, 11.8 times the amount of the interest on shareholders’ equity  monthly paid (net of Withholding Income Tax);

2.       will be computed in the calculation of mandatory dividends of the fiscal year, as provided in the Company’s bylaws.

Cidade de Deus, Osasco, SP, June 22, 2015

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice President

Should  you  have  any  questions or require further information, please contact Mr. Carlos Wagner Firetti, phone 55 11 2178-6201, e-mail: 4823.firetti@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br; or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   June 22, 2015

By:

Name: Alexandre da Silva Glüher

Title:   Executive Vice President